Exhibit 99.1

LATAM LOGISTIC PROPERTIES S.A.

SUBJECT: Delisting from Colombian Securities Exchange and deregistration of Latam Logistic Properties S.A. and its shares from the Colombian National Registry of Securities and Issuers (“RNVE”)

DATE: June 21, 2024

Latam Logistic Properties, S.A., a company incorporated under the laws of the Republic of Panama (the “Issuer” or “LLP”), in its capacity as an issuer in the Colombian securities market, announces that pursuant to Resolution 1232, dated June 19, 2024, the Financial Superintendency of Colombia has agreed to cancel the registration of the Issuer and its shares on the RNVE effective Monday, June 24, 2024, in response to the Issuer’s request for delisting from the Colombian Securities Exchange, submitted on May 20, 2024, as approved by the Colombian Securities Exchange on June 14, 2024.